SharkNinja, Inc.
NOTICE OF 2025 ANNUAL GENERAL MEETING OF SHAREHOLDERS
To Be Held June 20, 2025
NOTICE IS HEREBY GIVEN that the 2025 annual general meeting of shareholders (the “AGM”) of SharkNinja, Inc., an exempted company incorporated in the Cayman Islands (the “Company”), will be held on June 20, 2025 at 8:00 a.m., Eastern Time. The AGM will be held at the Company’s offices at 89 A Street, Needham, MA, 02494 and virtually at: www.virtualshareholdermeeting.com/SN2025. Shareholders as of the Record Date (as defined below) are cordially invited to attend.
AGENDA
The AGM will be held for the purpose of considering and, if thought fit, passing and approving the following proposals:
1.As an ordinary resolution, to re-appoint the below nominees as directors of the Company:
•Mark Barrocas
•Kathryn J. Barton
•Peter Feld
•Chi Kin Max Hui
•Dennis Paul
•Barney Tianhao Wang
•Timothy R. Warner,
each to serve for a term ending at the annual general meeting of shareholders to be held in 2026 or until such person resigns or is removed in accordance with the terms of the Company’s Amended and Restated Memorandum and Articles of Association.
2.    As an ordinary resolution, to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2025.
Shareholders also will consider and act upon such other business as may properly come before the AGM or any continuation, postponement or adjournment thereof.
The Board of Directors of the Company (the “Board”) has fixed the close of business on April 28, 2025 as the record date (the “Record Date”) for determining the shareholders of the Company entitled to receive notice of, vote at, and attend the AGM or any continuation, postponement, or adjournment thereof. No person shall be entitled to vote at the AGM unless it is registered as a shareholder of the Company as of the Record Date.
How to Attend the AGM in Person: The AGM will be held on June 20, 2025 at 8:00 a.m., Eastern Time, at the Company’s offices at 89 A Street, Needham, MA, 02494. Information on how to vote in person at the AGM is discussed in this proxy statement. If you plan to attend the AGM, please note that attendance will be limited to shareholders as of the Record Date. Each shareholder who attends in person may be asked to present valid photo identification, such as a driver’s license or passport. If you are the beneficial owner of shares held in “street name” (that is, you hold your shares through a broker, bank or other holder of record), you must obtain a proxy issued in your name from that holder of record in order to vote your shares or ask questions during the AGM.

How to Attend the AGM Virtually: As well as being held at the Company’s offices at 89 A Street, Needham, MA, 02494, this year’s AGM will be held virtually via live webcast. In order to attend and participate in the AGM virtually, you will need to visit www.virtualshareholdermeeting.com/SN2025 and you will be required to enter the 15-digit control number included on your Notice of Internet Availability of Proxy Materials (“Notice of Internet Availability”), on your proxy card (if you received a printed copy of the proxy materials), or on the instructions that accompanied your proxy materials to access the meeting. If you are the beneficial owner of shares held in “street name” (that is, you hold your shares through a broker, bank or other holder of record), you must register in advance to gain access to the AGM and obtain a proxy issued in your name from that holder of record in order to vote your shares or ask questions during the AGM. You may also vote online during the AGM by following the instructions provided on the meeting website during the AGM. To vote at the meeting, visit www.virtualshareholdermeeting.com/SN2025 and log in using the aforementioned information. Shareholders will have the opportunity to ask questions at the AGM during designated periods.

The Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024 was filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 31, 2025 (the “2024 Annual Report”). Shareholders can access, free of charge, the 2024 Annual Report on the Investor Relations section of the Company’s website at ir.sharkninja.com/financials/sec-filings, on the SEC’s website at www.sec.gov, and at www.proxyvote.com. Printed copies of the annual financial statements are available free of charge to shareholders upon written request.

The Board recommends that shareholders of the Company vote “FOR” the re-appointment of each of the seven nominees for director in Proposal 1 and “FOR” the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2025 in Proposal 2. Further details regarding the proposals are set out in the attached proxy statement (which proxy statement is hereby incorporated into this notice by reference) (the “Proxy Statement”).

Please read our Proxy Statement for important information on the proposals. Your vote is important. Whether or not you expect to attend the AGM, and whether you are a registered shareholder (with shares held of record) or a holder of shares in street name (with shares held by a bank, brokerage firm or other nominee), please vote at your earliest convenience by following the instructions in the Notice of Internet Availability, proxy card, and in our Proxy Statement.

Proxies submitted by registered shareholders and street name shareholders (whether by internet or by mailing a proxy card) must be received by us no later than 11:59 p.m., Eastern Time, on June 19, 2025 to ensure your representation at our AGM.
By Order of the Board of Directors
/s/ CJ Xuning Wang
Chairperson of the Board of Directors
May 9, 2025

Registered Office:
P.O. Box 309
Ugland House
Grand Cayman
KY1-1104
Cayman Islands

Important Notice Regarding the Availability of Proxy Materials for
SharkNinja, Inc. 2025 Annual General Meeting of Shareholders
To be Held on June 20, 2025
Our Proxy Statement and our Annual Report on Form 20-F for the fiscal year ended December 31, 2024 can be accessed, free of charge, on the Investor Relations section of the Company’s website at ir.sharkninja.com/financials/sec-filings, on the SEC’s website at www.sec.gov, and at www.proxyvote.com.

SharkNinja, Inc.
89 A Street #100
Needham, MA 02494
PROXY STATEMENT
General
The board of directors (the “Board”) of SharkNinja, Inc. (the “Company” or “we”) is soliciting proxies for the annual general meeting of shareholders (the “AGM”) of the Company to be held on June 20, 2025 at 8:00 a.m., Eastern Time. The AGM will be held at the Company’s offices at 89 A Street, Needham, MA, 02494 and virtually at: www.virtualshareholdermeeting.com/SN2025.
This proxy statement and our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 31, 2025 (the “2024 Annual Report”) can be accessed, free of charge, on the Investor Relations section of the Company’s website at ir.sharkninja.com/financials/sec-filings, on the SEC’s website at www.sec.gov, and at www.proxyvote.com.
Information on how to vote in person at the AGM is discussed below. If you plan to attend the AGM in person, please note that attendance will be limited to shareholders as of the Record Date (as defined below). Each shareholder may be asked to present valid photo identification, such as a driver’s license or passport. Shareholders holding shares in brokerage accounts or by a bank or other nominee may be required to show a brokerage statement or account statement reflecting share ownership as of the Record Date.
In order to attend and participate in the AGM virtually, you will need to visit www.virtualshareholdermeeting.com/SN2025 and you will be required to enter the 15-digit control number included on your Notice of Internet Availability of Proxy Materials (“Notice of Internet Availability”), on your proxy card (if you received a printed copy of the proxy materials), or on the instructions that accompanied your proxy materials to access the meeting. If you are the beneficial owner of shares held in “street name” (that is, you hold your shares through a broker, bank or other holder of record), you must register in advance to gain access to the AGM and obtain a proxy issued in your name from that holder of record in order to vote your shares or ask questions during the AGM. You may also vote online during the AGM by following the instructions provided on the meeting website during the AGM. To vote virtually at the AGM, visit www.virtualshareholdermeeting.com/SN2025 and log in using the aforementioned information. Shareholders will have the opportunity to ask questions at the AGM during designated periods.
On or about May 9, 2025, we first mailed to our shareholders a Notice of Internet Availability containing instructions on how to access our proxy materials online or in printed form. The Notice of Internet Availability directs shareholders to a website where they can access our proxy materials, including our proxy statement and our 2024 Annual Report, and view instructions on how to vote via the Internet, mobile device, or by proxy card. This process is designed to expedite shareholders’ receipt of proxy materials, lower the cost of the AGM, and help conserve natural resources.

Record Date, Share Ownership, and Quorum
Only the holders of record of the ordinary shares of the Company (the “Ordinary Shares”) as of the close of business on April 28, 2025, Eastern Time (the “Record Date”) are entitled to receive notice of, vote at, and attend the AGM and any continuation, postponement, or adjournment thereof. No person shall be entitled to vote at the AGM unless it is registered as a shareholder of the Company as of the Record Date.
As of the close of business on the Record Date, 141,041,197 Ordinary Shares were issued and outstanding. One or more shareholders holding in aggregate not less than one-third of all voting share capital of the Company (being the Ordinary Shares) in issue and entitled to vote, present in person or by proxy, constitutes a quorum of the shareholders.
Status as a Foreign Private Issuer
We are a “foreign private issuer” within the meaning of Rule 405 of the U.S. Securities Act of 1933, as amended, and Rule 3b-4 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and as a result, we are exempt from the SEC’s proxy rules under Rule 3a12-3(b) of the Exchange Act. However, recognizing that good corporate governance plays an important role in our overall success and in enhancing shareholder value, we have determined to voluntarily comply with certain best practice guidelines and to provide certain disclosures including this proxy statement.
Internet Availability of Proxy Materials
We are furnishing proxy materials to our shareholders primarily via the Internet, instead of mailing printed copies of those materials to each shareholder. Shareholders may request to receive these materials and/or materials for future shareholder meetings in printed form by following the instructions contained in the Notice of Internet Availability. We encourage shareholders to take advantage of the availability of our proxy materials on the Internet to help reduce the environmental impact and cost of our annual meetings of shareholders.
Voting by Holders of Ordinary Shares
Each Ordinary Share issued and outstanding as of the Record Date is entitled to one vote at the AGM. Each ordinary resolution to be put to vote at the AGM will be approved by a simple majority of the votes cast, by or on behalf of, the shareholders who are present, in person or by proxy, and entitled to vote at the AGM.
Ordinary Shares that are properly voted via the Internet, mobile device, or for which proxy cards are properly executed and returned within the deadline set forth below, will be voted at the AGM in accordance with the directions given. If no specific voting instructions are given in such proxy cards, the proxy holder will vote in favor of the item(s) set forth in the proxy card. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the AGM, or at any continuation, postponement, or adjournment thereof.
Shareholders of record attending the AGM in person will be given a ballot upon request.
Voting via the Internet or by mobile device helps save money by reducing postage and proxy tabulation costs. Each of these voting methods is available 24 hours per day, seven days per week. To vote by any of these methods, read this proxy statement, have your Notice of Internet Availability or proxy card in hand, and follow the instructions set forth in the Notice of Internet Availability or proxy card, as the case may be.

Proxies submitted by registered shareholders and street name shareholders (whether by Internet or by returning the proxy card) must be received by us no later than 11:59 p.m., Eastern Time, on June 19, 2025 to ensure your representation at the AGM.
The manner in which your shares may be voted depends on how your shares are held.
Registered Shareholders. If our Ordinary Shares are registered directly in your name with our transfer agent, you are considered the shareholder of record with respect to those shares and the Notice of Internet Availability was provided to you directly by us. As the shareholder of record, you have the right to grant your voting proxy directly to the individuals listed on the proxy card or to vote live at the AGM. Registered shareholders attending the AGM in person will be given a ballot upon request.
Shareholders will have the opportunity to ask questions at the AGM during designated periods. If you own Ordinary Shares of record and you do not vote by Internet, mobile device, in person or by proxy, or at the AGM, your shares will not be voted.
Street Name Shareholders. If our Ordinary Shares are held on your behalf in a brokerage account or by a bank or other nominee, you are considered to be the beneficial owner of shares that are held in “street name,” and the Notice of Internet Availability was forwarded to you by your broker or nominee, who is considered to be the shareholder of record with respect to those shares. As the beneficial owner, you have the right to direct your broker, bank, or other nominee as to how to vote your shares. Beneficial owners are also invited to attend the AGM. However, since a beneficial owner is not the shareholder of record, you may not vote your Ordinary Shares live at the AGM unless you follow your broker’s procedures for obtaining a legal proxy. If you request a printed copy of our proxy materials by mail, your broker, bank, or other nominee will provide a voting instruction form for you to use. Duly appointed proxyholders attending the AGM in person will be given a ballot upon request.
Revocability of Proxies and Changing Your Vote
If you are a registered shareholder, you may revoke your proxy or change your voting instructions at any time before shares are voted at the AGM by submitting a written notice of revocation to our Corporate Secretary at 89 A Street, Needham, MA, 02494, or a duly executed proxy (via the Internet, mobile device, or by returning a proxy card) bearing a later date (which must be received by us no later than the date set forth below), or by attending the AGM in person or virtually and voting during the meeting.
If you are a street name shareholder, your bank, brokerage firm, or other nominee holding the shares can provide you with instructions on how to change your vote or revoke your proxy.
If you are not planning to attend our AGM, to ensure your representation at our AGM, any changes to the voting instructions of proxies previously submitted by registered shareholders and street name shareholders (whether by internet or by mailing a proxy card) must be received by us no later than 11:59 p.m., Eastern Time, on June 19, 2025.
Simply logging into the AGM online or attending in person will not, by itself, revoke your proxy.
Effect of Abstentions and Broker Non-Votes
Abstentions and “broker non-votes” (as defined below), while considered present for the purposes of establishing a quorum, will have no effect on the outcome of any proposal.

Brokerage firms and other intermediaries holding our Ordinary Shares in street name for their customers are required to vote such shares in the manner directed by their customers. If you are a beneficial owner of shares held in a brokerage account and you do not instruct your broker, bank, or other agent how to vote your shares, your broker, bank, or other agent may still be able to vote your shares in its discretion. Under the rules of the New York Stock Exchange, brokers, banks, and other securities intermediaries that are subject to New York Stock Exchange rules may use their discretion to vote your “uninstructed” shares on matters considered to be “routine” under New York Stock Exchange rules but not with respect to “non-routine” matters. A “broker non-vote” occurs when a broker, bank, or other agent has not received voting instructions from the beneficial owner of the shares and the broker, bank, or other agent cannot vote the shares because the matter is considered “non-routine” under New York Stock Exchange rules. The proposal to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2025 is considered a “routine” matter, such that, absent direction from you, your broker may vote your shares in its discretion on Proposal 2. Your broker will not have discretion to vote on Proposal 1, which is a “non-routine” matter. Broker non-votes will not be considered to have been voted “For” or “Against” Proposal 1.

Process for the Solicitation of Proxies
We will pay the cost of soliciting proxies for the AGM. We may solicit by mail, telephone, personal contact, and electronic means and arrangements are made with brokerage houses and other custodians, nominees, and fiduciaries to send the Notice of Internet Availability, and if requested, the proxy materials, to shareholders. Upon request, we will reimburse them for their reasonable expenses. In addition, our directors, officers, and employees may solicit proxies, either in person, by telephone, or by other means of communication (without any additional compensation). Shareholders are encouraged to return their proxies promptly.

PROPOSAL 1:
APPOINTMENT OF DIRECTORS
Pursuant to Article 28 of the Company’s Amended and Restated Memorandum and Articles of Association (the “Memorandum and Articles of Association”), the Board has nominated Mark Barrocas, Kathryn J. Barton, Peter Feld, Chi Kin Max Hui, Dennis Paul, Barney Tianhao Wang, and Timothy R. Warner for re-appointment as a director of the Company, to serve as directors for a term ending at the annual general meeting of shareholders to be held in 2026 or until such time they resign or are removed in accordance with the Memorandum and Articles of Association.
The Board currently consists of eight directors. Pursuant to the Memorandum and Articles of Association, CJ Xuning Wang, for so long as he and/or his affiliates continue to remain beneficial owners of at least 30% of the Company’s issued and outstanding shares, shall have the right, but not the obligation, to appoint one director to the Board and, where appointed, such director will serve as the Chairperson of the Board. Mr. Wang has appointed himself as a director in connection with the annual general meeting of shareholders held in 2024 and therefore will continue to be appointed as a director of the Company and as the Chairperson of the Board without further action required from the shareholders. Accordingly, Mr. Wang is not included on the ballot as a director nominee to be voted on by the Company’s shareholders.
Information relating to the director nominees is set forth below:
Mark Barrocas, 53, has served as our President since 2008, a member of our Board and our Chief Executive Officer since 2023 and was our co-owner from 2008 to 2017. During his tenure, Mr. Barrocas has demonstrated consistent commitment to SharkNinja and has driven our net sales growth, profitability and strategic expansion into new product categories and markets. Since 2008, Mr. Barrocas has focused on leading our rapid product innovation, international expansion, continuous development of consumer insights and agile operations, while developing an award-winning corporate culture and team infrastructure that has driven our 5-star consumer experience and built a portfolio of trusted global brands. Under Mr. Barrocas’ leadership, our business has expanded to thirty-two countries and twenty-one offices around the world. His belief and commitment to delivering speed, performance, quality and value to our global consumers has enabled us to achieve #1 in market share in the United States for small household appliances and #1 in market share in the United Kingdom for vacuum sales. Mr. Barrocas also served as Global President of JS Global from 2019 to 2023. Mr. Barrocas holds a Bachelor of General Studies from the University of Michigan. Prior to joining SharkNinja, Mr. Barrocas held several senior leadership positions, including as the President of Aramark Uniform Services and the President of Broder Bros Co. Mr. Barrocas also serves on the Board of the JCC of Greater Boston and is philanthropically committed to various other organizations in the Greater Boston community and nationally.
Kathryn J. Barton, 63, has served as a member of our Board since July 2024. She currently serves as the Global CEO of Dentons since September 2024 and has over 35 years of global governance and public accounting and tax expertise. Ms. Barton previously held several roles at EY. Ms. Barton served as the Global CEO of EY’s Tax, Law and People Advisory Services business from 2018 to 2022, and prior to that was the Americas and US CEO of EY’s Tax business from 2009 to 2018. During her time at EY, Ms. Barton gained significant board experience having served on many of EY’s Global Executive Committees providing strategic direction, risk management, feedback on succession planning, workplace culture, board effectiveness, compensation, privacy and cyber-related technology, DE&I and strategic workforce planning. Ms. Barton holds a Bachelor of Science in Business Administration from Boston University, a Juris Doctor from Boston College Law School, and an LLM in Taxation from Boston University School of Law. She is both a CPA and a lawyer.

Peter Feld, 59, has served as a member of our Board since July 2023. Mr. Feld has served as Chief Executive Officer of Barry Callebaut Group since 2023. He previously served as Chief Executive Officer at Jacobs Holding AG in 2023 and Chief Executive Officer at GFK Group from 2017 to 2022. Mr. Feld holds a Masters in Mechanical Engineering from RWTH Aachen University.
Chi Kin Max Hui, 51, has served as a member of our Board since July 2023. Mr. Hui previously served as a member of our Board from 2017 to 2020 and as a member of the JS Global Board from 2019 to 2023. He has also served as a director of Nova Credit Limited since 2022, a managing director of CDH Investments since 2012 and an investment committee member of its private equity division since 2018. He also serves as a director of multiple private companies. Mr. Hui previously served as the Chief Executive Officer of CDH Investment Advisory Private Limited from 2013 to 2022. Mr. Hui holds a Bachelor of Science, Chemical Engineering from the University of California, Berkeley and a Master of Engineering from Princeton University.
Dennis Paul, 52, has served as a member of our Board since July 2023. Mr. Paul has served as a Senior Advisor at Blackstone Inc. since 2018 and as the Founder and Managing Member of Thyra Global Management since 2012. Mr. Paul has served as a member of the board of directors of Rubicon Technology, Inc. since 2023. He also serves as a director of multiple private companies and non-profit organizations. Mr. Paul holds a Bachelor of Arts from Columbia University.
Barney Tianhao Wang, 29, has served as a member of our Board since July 2024. He has served as Director, Global Robot Commercialization at the Company since 2025, and previously served in a number of other positions in Strategic Sales and Analytics since joining the Company in 2020. Prior to joining SharkNinja, Mr. Wang served as an investment analyst at the Clocktower Group. Mr. Wang holds a Bachelor of Arts from Columbia University and Master of Science in Business from Babson College. Mr. Wang is the son of CJ Xuning Wang, the Chairperson of our Board.
Timothy R. Warner, 74, has served as a member of our Board since July 2023. Mr. Warner previously served as a member of the JS Global Board from 2019 to 2023. He is currently the Vice Provost for Budget and Auxiliaries Management at Stanford University, a position held since 1994. He served as Co-President of the Board of Trustees of Western Reserve Academy in Hudson, Ohio from 2010 to 2021. Mr. Warner holds a Bachelor of Arts from Wesleyan University and a Master of Business Administration from the Graduate School of Business at Stanford University.
Vote Required
The appointment of directors as a matter of Cayman Islands law and the Articles requires an ordinary resolution, which will require the affirmative vote by a simple majority of the votes cast, by or on behalf of, the shareholders who are present, in person or by proxy, and entitled to vote at the AGM. If proxies are properly submitted by signing, dating, and returning a proxy card, Ordinary Shares represented thereby will be voted in the manner specified therein. Abstentions and broker non-votes, if any, while considered present for the purposes of establishing a quorum, will have no effect on the outcome of this proposal.
Full Text of the Resolution
“RESOLVED, as an ordinary resolution, that each of Mark Barrocas, Kathryn J. Barton, Peter Feld, Chi Kin Max Hui, Dennis Paul, Barney Tianhao Wang, and Timothy R. Warner be re-appointed as directors of the Company, each to hold office in accordance with the articles of association of the Company.”

Recommendation of our Board
THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RE-APPOINTMENT AS DIRECTORS OF EACH OF THE ABOVE-MENTIONED NOMINEES.

PROPOSAL 2:
RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Our Audit Committee, which consists entirely of independent directors, has engaged Ernst & Young LLP (“EY”) as our independent registered public accounting firm for the fiscal year ending December 31, 2025 and we are asking you and other shareholders to ratify this appointment. EY has served as our independent registered public accounting firm since 2022, and we believe continuation of their service would be in the best interest of the Company and our shareholders.
Although our governing documents do not require us to submit this matter to shareholders, the Board believes that asking shareholders to ratify the appointment of EY is consistent with best practices in corporate governance.
In the event that EY is not ratified by our shareholders, the Audit Committee will consider this outcome of the vote in its selection process in the future. Even if the selection is ratified, the Audit Committee, in its discretion, may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and our shareholders.
We expect that a representative of EY will attend the AGM and the representative will have an opportunity to make a statement if he or she so chooses. The representative will also be available to respond to appropriate questions from shareholders.
Vote Required
The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders who are present, in person or by proxy, at the AGM is required for approval of this resolution. If proxies are properly submitted by signing, dating, and returning a proxy card, Ordinary Shares represented thereby will be voted in the manner specified therein. Abstentions and broker non-votes, if any, while considered present for the purposes of establishing a quorum, will have no effect on the outcome of this proposal.
Full Text of the Resolution
“RESOLVED, as an ordinary resolution, that the appointment of Ernst & Young LLP as independent registered public accounting firm for SharkNinja, Inc. for the fiscal year ending December 31, 2025 be approved, confirmed, and ratified in all respects.”
Recommendation of our Board

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2025.

ANNUAL REPORT AND COMPANY INFORMATION
A copy of our 2024 Annual Report, along with a copy of this proxy statement, can be accessed, free of charge, on the Investor Relations section of the Company’s website at ir.sharkninja.com/financials/sec-filings, on the SEC’s website at www.sec.gov, and at www.proxyvote.com. Printed copies of the annual financial statements are available free of charge to shareholders upon written request.
SHAREHOLDER COMMUNICATIONS
Shareholders may contact any of the Company’s directors, including the Chairperson, the non-management directors as a group, the chair of any committee of the Board, or any committee of the Board by writing them as follows:
SharkNinja, Inc.
89 A Street, #100
Needham, MA, 02494
Attn: Legal Department
Concerns relating to accounting, internal controls, or auditing matters should be communicated to the Company through the Corporate Secretary and will be handled in accordance with the procedures established by the audit committee with respect to such matters.
OTHER MATTERS
We know of no other matters to be submitted to the AGM. If any other matters properly come before the AGM, it is the intention of the persons named in the enclosed form of proxy to vote the Ordinary Shares they represent as the Board may recommend.
By Order of the Board of Directors
CJ Xuning Wang
May 9, 2025